AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1996
                           REGISTRATION NO. 333-11767



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                   For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                             ---------------------


A.    EXACT NAME OF TRUST:
           Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III


B.    NAME OF DEPOSITORS:
           Glickenhaus & Co.

C.    COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
                                                Glickenhaus & Co.
                                                6 East 43rd Street
                                                New York, New York 10017

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                 COPY OF COMMENTS TO:
       SETH M. GLICKENHAUS                       MICHAEL R. ROSELLA, Esq.
       Glickenhaus & Co.                         Battle Fowler LLP
       6 East 43rd Street                        75 East 55th Street
       New York, New York 10017                  New York, New York 10022
                                                 (212) 856-6858


E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
           An indefinite number of Units of Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.


F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
           Indefinite

G.    AMOUNT OF FILING FEE:
           $500* (as required by Rule 24f-2)

H.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
           As soon as practicable after the effective date of the Registration Statement.
             x Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.



*     Previously paid.

 412321.1

                          GLICKENHAUS VALUE PORTFOLIOS
                     THE 1996 EQUITY COLLECTION, SERIES III


                             CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                 (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)


         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS

                                     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust..........................................               Front cover of Prospectus
     (b)  Title of securities issued.............................    Front cover of Prospectus
2.   Name and address of each depositor..........................    Sponsor
3.   Name and address of trustee.................................    Trustee
4.   Name and address of principal underwriters..................    Sponsor, Underwriting Account, Back
                                                                     Cover
5.   State of organization of trust..............................    Organization
6.   Execution and termination of trust agreement................    The Trust, Amendment and Termination of
                                                                     the Trust Agreement
7.   Changes of name.............................................    Not Applicable
8.   Fiscal year.................................................    Not Applicable
9.   Litigation..................................................      None

                         II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer securities........................    Rights of Unit Holders
     (b)  Cumulative or distributive securities..................    Rights of Unit Holders
     (c)  Redemption.............................................    Rights of Unit Holders
     (d)  Conversion, transfer, etc..............................    Rights of Unit Holders
     (e)  Periodic payment plan..................................    Not Applicable
     (f)  Voting rights..........................................    Amendment and Termination of the Trust
                                                                     Agreement
     (g)  Notice to certificateholders...........................    Right of Unit Holders--Reports and
                                                                     Records, Sponsor--Responsibility,
                                                                     Trustee--Resignation Amendment
                                                                     and Termination of
                                                                     the Trust Agreement--Amendment
     (h)  Consents required......................................    Sponsor--Responsibility, Amendment and
                                                                     Termination of the Trust Agreement
     (i)  Other provisions.......................................    The Trust--Tax Status
11.  Type of securities comprising units.........................    Objectives, Portfolio
12.  Certain information regarding periodic payment
     certificates................................................    Not Applicable


                                       i
 412321.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



13.  (a)  Load, fees, expenses, etc..............................    Summary of Essential Information, The
                                                                     Trust--Expenses and Charges, Public
                                                                     Offering--Offering Price, Public
                                                                     Offering--Market for Units, Public
                                                                     Offering--Sponsor's and Underwriter's Profits
     (b)  Certain information regarding periodic
          payment certificates...................................    Not Applicable
     (c)  Certain percentages....................................    Public Offering--Offering Price
     (d)  Other loads, fees, expenses............................    Rights of Unit Holders--Certificates
     (e)  Certain profits receivable by depositors,
          principal underwriters, trustee or
          affiliated persons.....................................    Public Offering--Offering Price, Public
                     Offering--Sponsor's and Underwriter's
                                                                     Profits, Rights of Unit Holders--
                                                                     Redemption--Purchase by the Sponsor of
                                                                     Units Tendered for Redemption
     (f)  Ratio of annual charges to income......................    Not Applicable
14.  Issuance of trust's securities..............................    The Trust, Rights of Unit Holders--Certificates
15.  Receipt and handling of payments from purchasers............    Public Offering--Offering Price, Public
                     Offering--Sponsor's and Underwriter's
                   Profits, Amendment and Termination of the
                                                                     Trust Agreement
16.  Acquisition and disposition of underlying
     securities..................................................    Organization, Objectives, Portfolio,
                                                                     Sponsor--Responsibility
17.  Withdrawal or redemption....................................    Public Offering--Market for Units, Rights
                                                                     of Unit Holders--Redemption
18.  (a)  Receipt, custody and disposition of income.............    Portfolio--General Considerations, The
                                                                     Trust--Insurance on the Bonds, Public
                                                                     Offering--Offering Price, Rights of Unit
                                                                     Holders--Distribution of Interest and
                                                                     Principal, Rights of Unit Holders--Reports
                                                                     and Records, Amendment and Termination
                                                                     of the Trust Agreement
     (b)  Reinvestment of distributions..........................    Automatic Accumulation Account
     (c)  Reserves or special funds..............................    The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--Distribution
                                                                     of Interest and Principal,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (d)  Schedule of distributions..............................    Not Applicable
19.  Records, accounts and reports...............................    Rights of Unit Holders--Reports and
                                                                     Records; Rights of Unit Holders--
                                                                     Distribution of Interest and Principal,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement

                                       ii
 412321.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



20.  Certain miscellaneous provisions of trust
      agreement
     (a)  Amendment..............................................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
     (b)  Termination............................................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
     (c) and (d) Trustee, removal and successor..................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
     (e) and (f) Depositor, removal and successor................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                     Amendment and Termination of the Trust
                                                                     Agreement
21.  Loans to security holders...................................    Not Applicable
22.  Limitations on liability....................................    Portfolio, Sponsor--Limitations on Liability,
                                                                     Trustee--Limitations on Liability
23.  Bonding arrangements........................................    Additional Information--Item A
24.  Other material provisions of trust agreement................    Not Applicable

                         III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor...................................    Sponsor
26.  Fees received by depositor..................................    Not Applicable
27.  Business of depositor.......................................    Sponsor
28.  Certain information as to officials and affiliated
     persons of depositor........................................    Contents of Registration Statement
29.  Voting securities of depositor..............................    Not Applicable
30.  Persons controlling depositor...............................    Not Applicable
31.  Payments by depositor for certain services
     rendered to trust...........................................    Not Applicable
32.  Payments by depositor for certain other services
     rendered to trust...........................................    Not Applicable
33.  Remuneration of employees of depositor for
     certain services rendered to trust..........................    Not Applicable
34.  Remuneration of other person for certain services
     rendered to trust...........................................    Not Applicable

                                  IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states................    Public Offering--Distribution of Units
36.  Suspension of sales of trust's securities...................    Not Applicable

                                      iii
 412321.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



37.  Revocation of authority to distribute.......................    Not Applicable
38.  (a)  Method of distribution.................................    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
     (b)  Underwriting agreements................................    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
     (c)  Selling agreements.....................................    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
39.  (a)  Organization of principal underwriters.................    Sponsor
     (b)  N.A.S.D. membership of principal
          underwriters...........................................    Sponsor
40.  Certain fees received by principal underwriters.............    Not Applicable
41.  (a)  Business of principal underwriters.....................    Sponsor
     (b)  Branch offices of principal underwriters...............    Not Applicable
     (c)  Salesmen of principal underwriters.....................    Not Applicable
42.  Ownership of trust's securities by certain persons..........    Not Applicable
43.  Certain brokerage commissions received by
     principal underwriters......................................    Not Applicable
44.  (a)  Method of valuation....................................    Public Offering--Market for Units, Public
                                                                     Offering--Offering Price, Public Offering--
                                                                     Distribution of Units
     (b)  Schedule as to offering price..........................    Not Applicable
     (c)  Variation in offering price to certain
          persons................................................    Public Offering--Offering Price, Public
                                                                     Offering--Distribution of Units
45.  Suspension of redemption rights.............................    Not Applicable
46.  (a)  Redemption valuation...................................    Rights of Unit Holders--Redemption--Computation
                                                                     of Redemption Price per Unit
     (b)  Schedule as to redemption price........................    Not Applicable
47.  Maintenance of position in underlying securities............    Public Offering--Market for Units; Public
                                                                     Offering--Sponsor's and Underwriter's
                                                                     Profits, Rights of Unit Holders--Redemption--
                                                                     Purchase by the Sponsor of
                                                                     Units Tendered for Redemption, Rights of
                                                                     Unit Holders--Redemption--Computation of
                                                                     Redemption Price per Unit

                                V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee......................    Trustee
49.  Fees and expenses of trustee................................    The Trust--Expenses and Charges, Rights
                 of Unit Holders--Distribution of Interest and
                                                                     Principal

                                                                  iv
 412321.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



50.  Trustee's lien..............................................    The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--Distribution
                                                                     of Interest and Principal

                          VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities..................    Not Applicable

                                            VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities.............................................    Objectives, Portfolio, Sponsor--Responsibility
     (b)  Transactions involving elimination of
          underlying securities..................................    Not Applicable
     (c)  Policy regarding substitution or elimination
          of underlying securities...............................    The Trust--Substitution of Bonds,
          .......................................................    Sponsor--Responsibility
     (d)  Fundamental policy not otherwise covered...............    Not Applicable
53.  Tax status of trust.........................................    The Trust--Tax Status

                                   VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years....................    Not Applicable
55.  Hypothetical account for issuers of periodic
     payment plans...............................................    Not Applicable
56.  Certain information regarding periodic payment
     certificates................................................    Not Applicable
57.  Certain information regarding periodic payment
     plans.........................................Not Applicable
58.  Certain other information regarding periodic
     payment plans...............................................    Not Applicable
59.  Financial statements (Instruction 1(c) to Form S-6).........    Statement of Condition


                                       v
 412321.1

-------------------------------------------------------------------------------



                          GLICKENHAUS VALUE PORTFOLIOS


                     THE 1996 EQUITY COLLECTION, SERIES III

The Trust is a unit investment trust designated Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III (the "1996 Series III" or "Trust"). The Sponsor is Glickenhaus & Co. The objective of the Trust is to seek growth of capital by investing in securities which are undervalued as determined by the Sponsor. Current income will be secondary to the objective of capital growth. The Sponsor cannot give assurance that the Trust's objectives can be achieved. The Trust contains an underlying portfolio of equity securities consisting of common stocks and American Depository Receipts ("ADRs") (collectively, the "Securities"), which have been purchased by the Trust based upon the selections of the Sponsor. The Trust will terminate approximately two years after the initial Date of Deposit. Minimum Purchase: 100 Units


This Prospectus, which sets forth information that an investor should know, consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B.

Please read and retain both parts of this Prospectus for future reference.

===============================================================================



===============================================================================





         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


                    PROSPECTUS PART A DATED OCTOBER 10, 1996


 402192.1

                          GLICKENHAUS VALUE PORTFOLIOS
                     THE 1996 EQUITY COLLECTION, SERIES III
            SUMMARY OF ESSENTIAL INFORMATION AS OF OCTOBER 9, 1996*



Date of Deposit: October 10, 1996                                 Liquidation Period:  Beginning 30 days prior to the
                                                                  Mandatory Termination Date.
Aggregate Value of Securities...........................$126,825
                                                                  Minimum Value of Trust:  The Trust may be
Aggregate Value of Securities                                     terminated if the value of the Trust is less than 40% of
  per 100 Units..........................................$965.03  the aggregate value of the Securities at the completion of the Deposit Period.
Number of Units...........................................13,142
                                                                  Mandatory Termination Date:  The earlier of
Fractional Undivided Interest in                                  November 10, 1998 or the disposition of the last
  Trust.................................................1/13,142  Security in the Trust.

Public Offering Price (per 100 units)                             Trustee:  The Bank of New York.

  Aggregate Value of Securities in Trust................$126,825  Trustee's Annual Fee: $.85 per 100 Units outstanding.

  Divided By 13,142 Units (times 100)....................$965.03  Other Annual Fees and Expenses: $.25 per 100 Units
                                                                  outstanding.
  Plus Sales Charge of 3.5% (3.627% of the net amount
  invested) of Public Offering Price per 100 Units........$35.00  Organizational Expenses:(4) $1.45 per 100 Units.

  Public Offering Price per                                       Sponsor:  Glickenhaus & Co.
    100 Units(2).......................................$1,000.03
                                                                  Sponsor's Annual Supervisory Fee:  Maximum of $.25
Sponsor's Repurchase Price and                                    per 100 Units outstanding (see "Trust Expenses and
  Redemption Price per 100 Units(3)......................$965.03  Charges" in Part B).

Excess of Public Offering Price Over                              Estimated Total Annual Fees and Expenses:(5) $2.80
  Redemption Price per 100 Units..........................$35.00  per 100 Units outstanding.

Evaluation Time:  4:00 p.m. New York time.                        Record date:(1)  Semi-annually on the fifteenth day of
                                                                  June and December
Minimum Principal Distribution:
$1.00 per 100 Units                                               Dividend distribution date:  (1) Semi-annually on the
                                                                  first business day of July and January


-----------------------------------------

*The business day prior to the initial Date of Deposit. The initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.

(1) The first dividend distribution will be made on January 2, 1997 (the "First Distribution Date") to all Unit holders of record on December 15, 1996 (the "First Record Date").


(2) On the initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.


                                      A-2
 402192.1

(3) Any redemptions of over 2,500 Units may, upon request by a redeeming Unit holder, be made "in kind" by the Trustee, who will either forward the distributed securities to the Unit holder or sell the securities on behalf of the redeeming Unit holder and distribute the proceeds (net of any brokerage commissions or other expenses incurred in the sale) to the Unit holder. See "Liquidity--Trustee Redemption" in Part B.

(4) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing such UITs, this Trust (and therefore the Unit holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of the Trust. See "Rights of Unit Holders--Expenses and Charges--Initial Expenses" in Part B.

(5) Assumes the Trust will reach a size of 1,000,000 Units as estimated by the Sponsor; expenses per 100 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Total Annual Fees and Expenses will be adversely affected.

Description of Portfolio




Number of Issues:  13 (13 issuers)                          Number and Percentage of Issues by Industry:
Domestic Issuers:  12 (91.72% of the initial                Auto & Trucks, 1 (9.86%); Building -
         aggregate value of securities)                     Residential/Commercial, 1 (7.10%); Chemicals, 1
Foreign Issuers:  1 (8.28% of the initial                   (7.00%); Containers, 1 (8.35%); Electronic
         aggregate value of securities)                     Companies - Semiconductors, 2 (15.02%); Equity
                                                            REIT, 1 (8.00%); Oil/Gas - Domestic, 4 (28.23%)*;
American Stock Exchange, 1 (6.92%); NASDAQ                  Publishing, 1 (8.16%); Telecommunications, 1
National Market, 1 (7.36%); New York Stock                  (8.28%)
Exchange, 11 (85.72%)


Common Stocks:  12 (91.72%)
ADRs: 1 (8.28%)



                                                            Percentage of Portfolio by Country of Organization
                                                            or Principal Place of Business of Issuers:

                                                                     Israel     8.28%
                                                                     United States      91.72%







------------------

* A Trust is considered to be "concentrated" in a particular category or issuer when the Securities in that category or of that issuer constitute 25% or more of the aggregate face amount of the portfolio.

                                      A-3
 402192.1

                                   THE TRUST


The Trust is a unit investment trust designated Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III (the "1996 Series III" or "Trust"). The Sponsor is Glickenhaus & Co. The objective of the Trust is to seek growth of capital by investing in securities which are undervalued as determined by the Sponsor. Current income will be secondary to the objective of capital growth. The Sponsor cannot give assurance that the Trust's objectives can be achieved. The Trust contains an underlying portfolio of equity securities consisting of common stocks and American Depository Receipts ("ADRs") (collectively, the "Securities"), which have been purchased by the Trust based upon the selections of the Sponsor. In selecting the Securities for the Trust, the Sponsor normally will consider the following factors, among others: (1) values of individual securities relative to their earnings, dividends, historical prices, book assets or other measures of fundamental value; and (2) trends in the determinants of corporate profits, corporate cash flow, balance sheet changes, management capability and practices. See "The Trust--The Securities" in Part B. The Trust will terminate two years and 30 days after the initial Date of Deposit. Upon termination, Unit holders may elect to receive their terminating distributions in cash, in the form of in-kind distributions of the Trust's Securities, if they own at least 2,500 units, or, subject to the receipt by the Trust of an appropriate exemptive order from the Securities and Exchange Commission, may utilize their terminating distributions to purchase units of a future series of the Trust at a reduced sales charge. There can be no assurance that the Securities and Exchange Commission will grant such exemptive order. See "Termination" in this Part A and "Trust Administration--Trust Termination" in Part B. Thirteen issues have been deposited in the Trust and all of such issues are represented by the Sponsor's contracts to purchase, which are expected to settle on or about October 16, 1996.


With the deposit of the Securities in the Trust on the initial Date of Deposit, the Sponsor established a proportionate relationship among the aggregate value of the specified Securities in the Trust. During the 90 days subsequent to the initial Date of Deposit, the Sponsor may, but is not obligated to, deposit from time to time additional Securities in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio immediately prior to such deposit, thereby creating additional Units which will be offered to the public by means of this Prospectus. These additional Units will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the number of shares of Securities in the Trust portfolio on the initial Date of Deposit with the deposit of Additional Securities because of, among other reasons, purchase requirements, changes in prices, or the unavailability of Securities. Deposits of Additional Securities in the Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship among the shares of each Security in the Trust portfolio at the end of the initial 90-day period. The number and identity of Securities in the Trust will be adjusted to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities. The portfolio of the Trust may change slightly based on such disposition. Securities received in exchange for shares will be similarly treated. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" in Part B). As additional Units are issued by the Trust as a result of the deposit of Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each unit will be decreased. As of the Date of Deposit, Units in the Trust represent an undivided interest in the principal and net income of the Trust in the ratio of one hundred Units for the indicated initial aggregate value of Securities in the Trust on the initial Date of Deposit as is set forth in the Summary of Essential Information (see "The Trust--

Organization" in Part B) (For the specific number of Units in the Trust as of the initial Date of Deposit, see "Summary of Essential Information" in this Part A).

The Sponsor does not make a primary over-the-counter market in shares of any of the companies included in the Portfolio of the Trust. The Sponsor does not act as an underwriter, manager or co-manager of a public offering of the securities of any of the issuers in the Trust portfolio.


                              RISK CONSIDERATIONS


An investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in the Securities including: (i) for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units); (ii) for ADRs, the risks associated with government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises; and (iii) for common stocks issued by domestic real estate investment trusts ("REITs"), the risks associated with the ownership of real property (in addition to securities market risks). In addition, the Trust may be considered to be concentrated in common stocks of companies deriving a substantial portion of their income from the oil industry. Investment in this industry may pose additional risks including the volatility of oil prices, the impact of oil cartels, political uncertainty in the Middle East and increasing costs associated with environmental damage caused by oil companies and compliance with environmental regulations and legislation.


The portfolio of the Trust is fixed and not "managed" by the Sponsor. All the Securities in the Trust are liquidated during a 30 day period at the termination of the two year life of the Trust. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

In connection with the deposit of Additional Securities subsequent to the initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit of such cash and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unit holders's Units and the income per Unit received by the Trust. (See "The Trust--Risk Considerations" in Part B of this Prospectus.)


                             PUBLIC OFFERING PRICE

The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities in the Trust divided by the number of Units outstanding times 100 plus a sales charge of 3.5% of the Public Offering Price per 100 Units (or 3.627% of the net amount invested in Securities per 100 Units ) on sales of fewer than 10,000 Units. Any cash held by the Trust will be added to the Public Offering Price. For additional

                                      A-5
 402192.1
information regarding the Public Offering Price, the descriptions of dividend and principal distributions, repurchase and redemption of Units and other essential information regarding the Trust, see the Summary of Essential Information for the Trust. During the life of the Trust orders involving at least 10,000 Units will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities. (See "Public Offering" in Part B.) The figures above assume a purchase of 100 Units. The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 Units by 100 and multiplying by the number of Units. (See "Tax Status" in Part B.) If the Units of the Trust had been available for sale on October 9, 1996, the Public Offering Price per 100 Units would have been $1,000.03.



                                 DISTRIBUTIONS

Distributions of net income (other than amortized discount) received in respect to any of the Securities by the Trust will be made by the Trust semi-annually. Long-term capital gains distributions received in respect to any of the Securities by the Trust, however, will be made by the Trust no more frequently than annually. The first dividend distributions will be made on the First Distribution Date to all Unit holders of record on the First Record Date and thereafter distributions will be made semi-annually on the first business day of December and June (the "Distribution Date"). (See "Rights of Unit Holders--Distributions" in Part B. For the specific dates representing the First Distribution Date and the First Record Date, see "Summary of Essential Information.")


                                MARKET FOR UNITS

The Sponsor, although not obligated to do so, currently intends to maintain a secondary market for the Units of the Trust after the initial public offering has been completed. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio. (See "Liquidity--Sponsor Repurchase" for a description on how the secondary market repurchase price will be determined.) If a market is not maintained a Unit holder will be able to redeem his Units with the Trustee at the then current Redemption Price per Unit. (See "Liquidity--Trustee Redemption" in Part B.) The principal trading market for certain Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintaining of a market for any of the Securities contained in the Trust portfolio or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940, as amended, from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.


                                  TERMINATION

During the 30 day period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trust and all Securities will be sold by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. The Sponsor will receive brokerage commissions from the Trust in connection with such sales in accordance with applicable law. The Sponsor will determine the manner, timing and execution of the sales

                                      A-6
 402192.1
of the underlying Securities. Unit holders may elect one of the three options in receiving their terminating distributions. Unit holders may elect: (1) to receive their pro rata share of the underlying Securities in kind, if they own at least 2,500 units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered) at a reduced sales charge. See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option.

The Sponsor will attempt to sell the Securities as quickly as they can during the Liquidation Period without, in their judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsor does not anticipate that the period will be longer than 30 days, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. On each of the following two days, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Liquidation Period, without any price restrictions.

During the Liquidation Period, Unit holders who have not chosen to receive distributions-in-kind will be at risk to the extent that Securities are not sold; for this reason the Sponsor will be inclined to sell the Securities in as short a period as they can without materially adversely affecting the price of the Securities. (See "Tax Status" in Part B.)
Unit holders should consult their own tax advisers in this regard.

                                      A-7
 402192.1

                          INDEPENDENT AUDITORS' REPORT


The Sponsor, Trustee, and Unit holders, Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III

  We have audited the accompanying Statement of Condition and Portfolio (the "financial statements") of the Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III as of October 10, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on the financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The irrevocable letters of credit deposited in connection with the securities owned as of October 10, 1996, pursuant to contracts to purchase, as shown in the Statement of Condition, were confirmed to us by The Bank of New York, the Trustee.

  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III, at October 10, 1996, in conformity with generally accepted accounting principles.






  BDO SEIDMAN, LLP




New York, New York
October 10, 1996


                                      A-8
 402192.1

                                           GLICKENHAUS VALUE PORTFOLIOS
                                            THE 1996 EQUITY COLLECTION


                                              STATEMENT OF CONDITION
                                      AS OF DATE OF DEPOSIT, OCTOBER 10, 1996


                                                  TRUST PROPERTY




                                                                                                           Series III
                                                                                                           ----------
Investment in Securities:
  Contracts to purchase underlying Securities (1)..........................................................$126,825
Organizational costs (2).................................................................................... 28,850
                                                                                                            -------
                     Total.................................................................................$155,675
                                                                                                            =======




                                     LIABILITIES AND INTEREST OF UNIT HOLDERS

Liabilities:
  Accrued liability (2)....................................................................................$ 28,850
                                                                                                            -------

Interest of Unit holders:
Units of fractional undivided interest outstanding (13,142):
  Cost to investors (3)....................................................................................$131,425
  Less--gross underwriting commission (4)...................................................................  4,600
                                                                                                            -------
Net interest of Unit holders................................................................................126,825
                                                                                                            -------
                     Total.................................................................................$155,675
                                                                                                            =======


  (1) Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public
Offering--Offering Price" as of 4:00 p.m. on October 9, 1996. Irrevocable letters of credit issued by The Bank of New York in an amount in excess of $126,825 have been deposited with the Trustee to cover the purchase of Securities pursuant to contracts to purchase such Securities.

  (2) Organizational costs incurred by the Trust have been deferred and will be amortized over the life of the Trust. The Trust will reimburse the Sponsor for actual organizational costs incurred.

  (3) Aggregate public offering price computed on 13,142 Units of the 1996 Series III on the basis set forth under "Public Offering--Offering Price" in Part B.

  (4) Sales charge of 3.5% computed on 13,142 Units of the 1996 Series III on the basis set forth under "Public Offering Price" in Part B.

 402192.1

                          GLICKENHAUS VALUE PORTFOLIOS
                     THE 1996 EQUITY COLLECTION, SERIES III
                                   PORTFOLIO
                             AS OF OCTOBER 10, 1996





                                                                                           Percentage                      Cost of
                                   Portfolio      Number of         Name of Issuer             of        Market Value    Securities
                                      No.          Shares        and Ticker Symbol(2)       Fund (1)      Per Share     to Trust (3)
                                     -----        --------       --------------------      ----------     ---------     ------------


COMMON STOCK:  91.72%

  UNITED STATES: (91.72%)
  Automobiles/Trucks:     9.86%        1        400 Shs.        Chrysler Corp. - C (4)            9.86%    $31.250        $12,500
  Building:               7.10%        2        400 Shs.        Lennar Corp. - LEN                7.10%     22.500          9,000
  Containers:             8.35%        3        700 Shs.        Stone Container
                                                                Corp. - STO                       8.35%     15.125         10,588
  Chemicals:              7.00%        4        200 Shs.        Union Carbide Corp. -
                                                                UK                                7.00%     44.375          8,875
  Electronic Companies:  15.02%        5        600 Shs.        Cyrix Corp. - CYRX                7.36%     15.563          9,338
                                       6        300 Shs.        Micron Technology,
                                                                Inc. - MU                         7.66%     32.375          9,712
                                                                                                                          -------
                                                                                                                           19,050
  Equity REITs:           8.00%        7        400 Shs.        First Industrial Realty
                                                                Tr. - FR                          8.00%     25.375         10,150
  Oil/Gas - Domestic:    28.23%        8        300 Shs.        ENSCO International
                                                                Inc. - ESV                        7.95%     33.625         10,087
                                       9        200 Shs.        Imperial Oil Ltd. -
                                                                IMO                               6.92%     43.875          8,775
                                      10        200 Shs.        Tidewater, Inc. - TDW             6.17%     39.125          7,825
                                      11        200 Shs.        Triton Energy Ltd. -
                                                                OIL                               7.19%     45.625          9,125
                                                                                                                           ------
                                                                                                                           35,812
  Publishing:             8.16%       12        900 Shs.        Hollinger International
                                                                Inc. - HLR                        8.16%     11.500         10,350
ADRs:  8.28%

  ISRAEL:  (8.28%)
  Telecommunications:     8.28%       13        600 Shs.        Koor Industries Ltd. -
                                                                KOR                               8.28%     17.500         10,500
                                                                                                ------                     ------
                                                                                                100.00%                  $126,825
                                                                                                ======                    =======




                                      A-10
 402192.1

                             FOOTNOTES TO PORTFOLIO



(1)     Based on the cost of the Securities to the Trust.


(2) Forward contracts to purchase the Securities were entered into on October 9, 1996. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be October 16, 1996.


(3) Evaluation of Securities by the Trustee was made on the basis of closing sale prices at the Evaluation Time on the day prior to the Initial Date of Deposit.

(4)     Chrysler Corp. is an investment advisory client of the Sponsor.

Additional information regarding the Trust is as follows:

  Sponsor's
Purchase Price                         Sponsor's Profit/Loss

  $127,375                             $(550)



                                  UNDERWRITING


  Glickenhaus & Co., 6 East 43rd Street, New York, New York 10017, will act as Underwriter for all of the Units of Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III. The Underwriter will distribute the Units through various broker-dealers, banks and/or other eligible participants (see "Public Offering - Distribution of Units" in Part B).


                                      A-11
 402192.1

                          GLICKENHAUS VALUE PORTFOLIOS


                     THE 1996 EQUITY COLLECTION, SERIES III



                               PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A


                                   THE TRUST


Organization


  "Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III" consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the initial Date of Deposit, between Glickenhaus & Co., as Sponsor, and The Bank of New York, as Trustee.


  On the initial Date of Deposit, the Sponsor deposited with the Trustee common stock and ADRs, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the Certificates evidencing the ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities". The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unit holders. (See "Trust Administration--Portfolio Supervision.")

  As of the day prior to the initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unit holders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

  With the deposit of the Securities in the Trust on the initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the initial Date of Deposit, the Sponsor may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create

 402192.1
additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the initial Date of Deposit. These additional Units will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the initial Date of the Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. Deposit of Additional Securities in the Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship among the shares of each Security in the Trust portfolio at the end of the initial 90-day period. The number and identity of Securities in the Trust will be adjusted to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to shares. The portfolio of the Trust may change slightly based on such disposition and reinvestment. Securities received in exchange for shares will be similarly treated. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering--Distribution of Units") resulting in a potential increase in the number of Units outstanding. As additional Units are issued by the Trust as a result of the deposit of Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.


Objectives

  The objective of the Trust is to seek growth of capital by investing in securities which are undervalued as determined by the Sponsor. Current income will be secondary to the objective of capital growth. The Trust will invest in a portfolio of equity securities consisting of common stocks of domestic issuers and ADRs which are selected by the Trust's Sponsor and which the Sponsor believes will enable the Trust to achieve these objectives. All of the Securities in the Trust, with the possible exception of Securities that are in the form of ADRs, are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDAQ") National Market System and are generally followed by independent investment research firms. There is no minimum capitalization or market trading activity requirement for the selection of Securities for the Trust's portfolio. There can be no assurance that the Trust's investment objectives can be achieved.


The Securities

  In selecting Securities for the Trust, the Sponsor normally will consider the following factors, among others: (1) values of individual securities relative to their earnings, dividends, historical prices, book assets or other measures of fundamental value; and (2) trends in the determinants of corporate profits, corporate cash flow, balance sheet changes, management capability and practices. The Sponsor's investment philosophy hinges on analyzing and understanding individual businesses in order to assess their long-term potential. The Sponsor seeks to discover well-positioned, evolving companies with substantial growth prospects which are typically unnoticed in the marketplace. This enables the Sponsor to commit its funds and build up its stake at relatively low prices.

  Some of the Securities in the Trust may be in the form of ADRs. ADRs evidence American Depositary Receipts which, in turn, represent common stock of non-U.S. issuers deposited with a custodian in a depository. In selecting ADRs for deposit into the Trust portfolio, in addition to the factors associated with the selection of Securities of any issuer, the Sponsor considers the following factors, among others: (1) the location of the issuer of the Securities

                                      B-2
 402192.1
underlying the ADRs; (2) the likelihood of favorable market and political conditions in the country in which such issuer is located; and (3) the amount of publicly available information available from such issuer. The Trustee may act as depository for certain of the ADRs included in the Portfolio of the Trust.


Portfolio

  The Trust consists of the Securities (or contracts to purchase such Securities together with an irrevocable letter or letters of credit for the purchase of such contracts) and Additional Securities deposited upon the creation of additional Units as set forth above and Substitute Securities acquired by the Trust as long as such Securities may continue to be held from time to time in the Trust together with uninvested cash realized from the disposition of Securities. Because certain of the Securities from time to time may be sold under certain circumstances, as described herein, no assurance can be given that the Trust will retain for any length of time its present size and composition. The Trustee has not participated and will not participate in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

  Some of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the initial Date of Deposit.


Substitution of Securities

  Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

  The Substitute Securities must be purchased within 20 days after the sale of the portfolio Security or delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, (i) the purchase price may not exceed the purchase price of the Failed Securities and (ii) the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

  Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

  The proceeds of the sale of Securities will be distributed to Unit holders as set forth under "Rights of Unit Holders-Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unit holders of the Trust, and distribute the principal attributable to such Failed Securities on the next Distribution Date.


                                      B-3
 402192.1

  Because certain of the Securities from time to time may be substituted (see "Trust Administration--Portfolio Supervision") or may be sold under certain circumstances, no assurance can be given that the Trust will retain its present size and composition for any length of time. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Unit holders except to the extent such proceeds are applied to meet redemptions of Units. (See "Liquidity--Trustee Redemption.")


                              RISK CONSIDERATIONS

  Fixed Portfolio

  The value of the units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. The Trust is not a "managed registered investment company" and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. However, the Sponsor may direct the disposition by the Trustee of Securities upon the occurrence of certain events. (See "Trust Administration--Portfolio Supervision" below.) Potential investors also should be aware that the Sponsor may change its views as to the investment merits of any of the Securities during the life of the Trust and therefore should consult their own financial advisers with regard to a purchase of Units. In addition, investors should be aware that the Sponsor, and its affiliates, currently act and will continue to act as investment adviser for managed investment companies and managed private accounts that may have similar or different investment objectives from the Trust. Some of the Securities in the Trust may also be owned by these other clients of the Sponsor and its affiliates. However, because these clients have "managed" portfolios and may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuation. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision.") All the Securities in the Trust are liquidated or distributed (to Unit holders who elect to receive in-kind distributions) during a 30 day period at the termination of the two year life of the Trust. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination and to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

  Additional Securities

  Investors should be aware that in connection with the creation of additional Units subsequent to the initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unit holder's Units and the Income per Unit received by the Trust.

                                      B-4
 402192.1

In particular, Unit holders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

  Common Stock

  Since the Trust may contain common stocks of both foreign and domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stocks. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

  Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the initial Date of Deposit.

Foreign Securities

  The Trust may invest in certain foreign securities. Investment in obligations of foreign issuers and in direct obligations of foreign nations involves somewhat different investment risks from those affecting obligations of United States domestic issuers. There may be limited publicly available information with respect to foreign issuers and foreign issuers are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to domestic companies. Dividends and interest paid by foreign issuers may be subject to withholding and other foreign taxes, which may decrease the net return on foreign investments as compared to

                                      B-5
 402192.1
dividends and interest paid to the Trust by domestic companies. Additional risks include future political and economic developments, the possibility that a foreign jurisdiction might impose or change withholding taxes on income payable with respect to foreign securities, the possible seizure, nationalization or expropriation of the foreign issuer or foreign deposits and the possible adoption of foreign governmental restrictions such as exchange controls.

  ADRs

  An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in foreign equity securities in the form of American Depositary Receipts, including risks associated with government, economic, monetary and fiscal policies, possible foreign withholding taxes, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. ADRs evidence American Depositary Receipts which, in turn, represent common stock of non-U.S. issuers deposited with a custodian in a depository.

  The characteristics and rights and privileges of equity securities vary from country to country, and governments may impose restrictions on foreign ownership of certain classes of equity securities unless a non-national purchaser acquires a license or unless the particular issuer receives permission for ownership by non-nationals. The Trust has not obtained any of these licenses nor does the Sponsor anticipate the need to obtain them. In general, foreign ownership restrictions are more likely to be imposed on voting shares than non-voting shares. Equity securities, in general, trade on the market at a multiple of their issuers' earnings, which multiple varies from country to country, industry to industry and company to company and may fluctuate over time based on general perceptions of the marketplace whether or not related to specific actions or performance results of a particular issuer. This multiple for any particular issuer may not be uniform for all classes of the issuer's equity securities. Moreover, because the market for restricted stocks traded by non-nationals generally has less volume than the market for unrestricted stocks, the market for these restricted stocks may be more volatile and less liquid than the market for shares that may be owned only by nationals of the particular country. Investors should carefully review the objectives of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise and/or monitor the Trust portfolio.

  The ADRs in the Portfolio have been issued by non-U.S. issuers whose earnings are stated in foreign currencies. Further, ADRs in the Trust portfolio may pay dividends in foreign currencies, and the securities underlying the ADRs are principally traded in foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for those Securities of issuers whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies, or which are traded in foreign currencies, there is a likelihood that their United States dollar value will vary to some degree with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Moreover, ADR currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently

                                      B-6
 402192.1
the value of the Securities. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares.

  The following table sets forth end-of-month United States dollar exchange rates for the past three years for the currency of the securities underlying the ADR included in the portfolio. Fluctuations of the rates that have occurred in the past are not necessarily indicative of fluctuations that may occur over the term of the Trust. This table shows the unit of foreign currency received for a U.S. dollar:


                         Israeli                                      Israeli                                      Israeli
                          Shekel                                      Shekel                                        Shekel


Sept. 1996                31.200            Sept. 1995                33.350             Sept. 1994                 33.180


Aug. 1996                 31.850            Aug. 1995                 32.780             Aug. 1994                  33.000

July 1996                 31.690            July 1995                 33.360             July 1994                  32.730

June 1996                 31.060            June 1995                 33.860             June 1994                  32.950

May 1996                  30.310            May 1995                  33.120             May 1994                   32.930

Apr. 1996                 31.300            Apr. 1995                 33.690             Apr. 1994                  33.320

Mar. 1996                 32.040            Mar. 1995                 33.940             Mar. 1994                  33.710

Feb. 1996                 32.250            Feb. 1995                 33.450             Feb. 1994                  33.600

Jan. 1996                 31.870            Jan. 1995                 33.300             Jan. 1994                  33.470

Dec. 1995                 31.880            Dec. 1994                 33.140             Dec. 1993                  33.530

Nov. 1995                 32.500            Nov. 1994                 32.980             Nov. 1993                  34.130

Oct. 1995                 33.010            Oct. 1994                 33.280             Oct. 1993                  34.420


ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. With respect to unsponsored ADRs, material information about the underlying company may not be available. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship among the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. ADRs designed for use in United States securities markets may be registered securities pursuant to the Securities Act of 1933 and/or subject to the reporting requirements of the Securities Exchange Act of 1934.

  REITs

  Since the Trust may include shares issued by real estate investment trusts ("REITs"), a domestic corporation or business trust which invests primarily in income producing real estate or real estate related loans or mortgages, an investment in the Trust should be made with an understanding of risks similar to those associated with the direct

                                      B-7
 402192.1
ownership of real estate (in addition to securities markets risks). These include declines in the value of real estate, illiquidity of real property investments, risks related to general and local economic conditions, dependency on management skill, heavy cash flow dependency, possible lack of availability of mortgage funds, overbuilding, extended vacancies of properties, increased competition, increases in property taxes and operating expenses, changes in zoning laws. losses due to costs resulting from the clean-up of environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, economic or regulatory impediments to raising rents, changes in neighborhood values and the appeal of properties to tenants and changes in interest rates. In addition to these risks, Equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts, while Mortgage REITs may be more likely to be affected by the quality of any credit extended. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. In addition, REITs could possibly fail to qualify for tax free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code"), or to maintain their exemptions from registration under the Investment Company Act of 1940 (the "1940 Act"). The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.


  Oil Companies

  The Trust may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices and a higher rate of growth for natural gas production than for other fuels. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity during the Persian Gulf crisis prevented severe market disruption. Although unused capacity can contribute to market stability, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. As a result of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasions as a result of weak prices, even in the absence of supplies from Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the former Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.


                                      B-8
 402192.1

  Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profit, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. Cheaper oil could also decrease demand for natural gas. However, no assurance can be given that the demand for or the price of oil will increase or that if either anticipated increase does take place, it will not be marked by great volatility.


  In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum product or natural gas industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trust.


  Liquidity

  The existence of a liquid trading market for Securities in the Trust portfolio, may depend on whether dealers will make a market in these Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

  There is no assurance that any dividends will be declared or paid in the future on the Securities. Current income is a secondary objective to the Trust's primary objective of capital growth. Investors should be aware that there is no assurance that the Trust's objectives will be achieved.


                                PUBLIC OFFERING

Offering Price

  The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities in the Trust divided by the number of Units outstanding times 100 plus a sales charge of 3.5% of the Public Offering Price per 100 Units (or 3.627% of the net amount invested in Securities per 100 Units). During the life of the Trust, sales of at least 10,000 Units will be entitled to a volume discount from the Public Offering Price as described below. (See "Summary of Essential Information.") In addition, the net amount invested in Securities will involve a proportionate share of amounts in the Income Account and Principal Account, if any. The Public Offering Price can vary on a daily basis from the amount stated on the cover of this Prospectus in accordance with fluctuations in the market value of the Securities and the price to be paid by each investor will be computed as of the day the Units are purchased.

                                      B-9
 402192.1

  The aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: if the Securities are listed on a national securities exchange or on the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation generally shall be based on the closing purchase price in the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

Volume and Other Discounts

  Units of the Trust are available at a volume discount from the Public Offering Price during the life of the Trust. This volume discount will result in a reduction of the sales charge applicable to such purchases. The amount of the approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:


                                     Percent of Public     Percent of Net Amount
            Number of Units            Offering Price             Invested

Fewer than 10,000                          3.50%                   3.627%

10,000 but less than 25,000                3.00%                   3.093%

25,000 but less than 50,000                2.50%                   2.564%

50,000 but less than 100,000               2.00%                   2.041%

100,000 or more                            1.50%                   1.523%


  These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Employees (and their immediate families) of Glickenhaus & Co. may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the then market value of the underlying securities in the Trust, divided by the number of Units outstanding at no sales charge. Employees (and their immediate families) of any member firm of the National Association of Securities Dealers, Inc. ("NASD") may purchase Units of the Trust at a price equal to the then market value of the underlying securities in the Trust, divided by the number of Units outstanding plus a reduced sales charge of 1.0% per Unit. Such arrangements result in less selling effort and selling expenses than sales

                                      B-10
 402192.1
to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

  Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

Distribution of Units

  The Underwriter of the Units of the Trust is Glickenhaus & Co. (see "Underwriting" in Part A). It is the Underwriter's intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units through its own organization. In addition, Units will be sold to dealers who are members of the NASD at prices which represent a concession equal to 2.5% of the Public Offering Price per 100 Units (or 2.564% of the net amount invested in Securities per 100 Units), subject to change from time to time by the Sponsor. Individual sales by dealers that are subject to volume discounts (see "Volume and Other Discounts" above), and therefore receive less than the full sales charge, are subject to a dealer concession of 70% of the applicable sales charge.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor may also from time to time pay in addition to the amounts referenced above, an additional concession, in the form of cash or other compensation, any dealer who sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsor to the dealer exceed the difference between the sales charge and the selling dealer's allowance in respect of Units sold by the dealer. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

  The Underwriter, broker-dealers, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of the Underwriter, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualify the Underwriter, brokers, dealers, banks and/or others for certain

                                      B-11
 402192.1
services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their units or the amount that the Trust will receive from the Units sold.


Sponsor's and Underwriter's Profits

  As set forth under "Public Offering--Offering Price" in Part B, the Underwriter will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See "Portfolio.") The Sponsor or any selling dealer may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from selling syndicates of which they were a member.

  The Sponsor may have participated as an underwriter or manager, co-manager or member of underwriting syndicates from which some of the aggregate amount of the Securities were acquired for the Trust in the amounts set forth in "The Trust" in Part A.

  During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor, the Underwriter and the selling dealers for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

  Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. The Sponsor will receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

  In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor and the Underwriter will realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.


                             RIGHTS OF UNIT HOLDERS

Certificates

  Ownership of Units of the Trust is evidenced by registered Certificates executed by the Trustee and the Sponsor. Certificates may be issued in denominations of one hundred or more Units. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and/or accompanied by a written instrument or instruments of transfer. Although no such charge is presently made or contemplated, the Trustee may require a Unit holder to pay $2.00 for each Certificate reissued or transferred and any governmental charge that may be imposed in connection with each such transfer or interchange. Mutilated, destroyed, stolen or lost Certificates will be replaced upon delivery of satisfactory indemnity and payment of expenses incurred.

                                      B-12
 402192.1

Distributions

  Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

  Distributions to each Unit holder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unit holders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the first Record Date on which they are a Unit Holder of record.

  As of each month the Trustee will deduct from the Income Account of the Trust, and, to the event funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

  The dividend distribution per 100 Units cannot be estimated and will change and may be reduced as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

Records

  The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of dividends, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unit holders during such calendar year from the Income and Principal Accounts,

                                      B-13
 402192.1
separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

  The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit holders, Certificates issued or held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

Expenses and Charges

Initial Expenses

  All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsors at no cost to the Trust.

Fees

  The Sponsor will not charge the Trust a fee for their services as such. (See "Sponsor's and Underwriters' Profits.")

  The Sponsor will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Glickenhaus Value Portfolios in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

  The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unit holders". The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

  The Trustee's fees applicable to a Trust are payable monthly from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances of the Principal and Income Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Securities to pay such amounts.

Other Charges

  The following additional charges are or may be incurred by the Trust: all expenses (including audit and counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including annual audit expenses of independent public accountants selected by the Sponsor (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per 100 Units), the expenses and costs of any

                                      B-14
 402192.1
action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.


                                   TAX STATUS

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

  In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

                     1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unit holders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unit holders in the manner set forth below.

                     2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unit holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as the income of the Unit holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

                     3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

  A taxable event will generally occur with respect to each Unit holder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unit holder. The price a Unit holder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held

                                      B-15
 402192.1
by the Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trust.

  For Federal income tax purposes, a Unit holder's pro rata portion of dividends paid with respect to a Security held by a Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" as defined by Section 316 of the Code. A Unit holder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Security will generally be treated as capital gain.

  A Unit holder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unit holder has held his Units for more than one year. Long-term capital gains are generally taxed at the same rates applicable to ordinary income, although individuals who realize long-term capital gains may be subject to a reduced tax rate on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unit holders may realize gains from the sale, exchange or redemption of Units or Securities.

  A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unit holder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses of non-corporate Unit holders may be deducted against ordinary income.

  Under Section 67 of the Code and the accompanying Regulations, a Unit holder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unit holder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

  After the end of each calendar year, the Trustee will furnish to each Unit holder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit holder and to the Internal Revenue Service.

  A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Accordingly, Unit holders should consult their tax adviser in this regard.

  As discussed in the section "Termination", each Unit holder may have three options in receiving their termination distributions, which are (i) to receive their pro rata share of the underlying Securities in kind, (ii) to receive cash upon

                                      B-16
 402192.1
liquidation of their pro rata share of the underlying Securities, or (iii) to invest the amount of cash they would receive upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered).

  There are special tax consequences should a Unit holder choose option (i), the exchange of the Unit holder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unit holder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for his Unit, the Unit holder should be treated as merely exchanging his undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unit holder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unit holder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unit holder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in kind distribution from a grantor trust, and investors are urged to consult their tax advisers in this regard.

  Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

  Prospective tax-exempt investors are urged to consult their own tax advisers prior to investing in the Trust.

Retirement Plans

  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from current Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Unit holders in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to

                                      B-17
 402192.1
the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of the Trust, and other financial institutions. Fees and charges with respect to such plans may vary.


  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."


  Retirement Plans for the Self-Employed--Keogh Plans. Units of the Trust may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ("Keogh plans"). Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 25% of annual compensation or $30,000 to Keogh plans. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally, there are penalties for premature distributions from a plan before attainment of age 59 1/2, except in the case of a participant's death or disability and certain other circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

  Individual Retirement Account--IRA. Any individual (including one covered by an employer retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Trust. Any individual can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual or the individual's spouse (in the case of a married individual) participates in a qualified retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual or a married individual filing a separate return not residing with such person's spouse) or $40,000 (in the case of married individuals filing a joint return). Special rules apply in the case of married individuals living together who file separate returns. Generally, there are penalties for premature distributions from an IRA before the attainment of age 59 1/2, except in the case of the participant's death or disability and certain other circumstances.

  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Trust.


  Recent Legislation. As a result of the enactment of the Small Business, Health Insurance and Welfare Reform Acts of 1996 (the "'96 Act"), certain of the foregoing provisions have been amended. Pertinent provisions of the '96 Act are described below:


  Generally. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances.

  IRAs. Beginning January 1, 1997, a non-working spouse may be eligible to establish an IRA and contribute up to $2,000, provided the combined income of both spouses is at least equal to the amount contributed by both spouses to IRAs.


                                      B-18
 402192.1

  SIMPLE Plans. The '96 Act provides for a new type of retirement plan, a savings incentive match plan for employees (a "SIMPLE Plan"), which may be adopted by certain employers that employ no more than 100 employees. Participants in a SIMPLE Plan are permitted to contribute up to $6,000 to the Plan on a pre-tax basis and the employer makes either matching contributions not in excess of 3 percent of compensation or non-elective contributions equal to 2 percent of compensation. SIMPLE Plans are subject to distribution rules similar to IRAs, except there is a 25 percent early withdrawal penalty for withdrawals made during the first 2 years of participation. Units of the Trust may be purchased by SIMPLE Plans.



                                   LIQUIDITY

Sponsor Repurchase

  The Sponsor, although not obligated to do so, intends to maintain a secondary market for the Units and continuously to offer to repurchase the Units. The Sponsor's secondary market repurchase price will be based on the aggregate value of the Securities in the Trust portfolio and will be the same as the redemption price. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. Unit holders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The Sponsor may discontinue repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Certificates representing Units are physically received in proper form, i.e., properly endorsed, by Glickenhaus & Co., 6 East 43rd Street, New York, New York 10017. Units received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unit holder may be able to dispose of Units only by tendering them to the Trustee for redemption.

  Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a maximum sales charge of 3.5% (or 3.627% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

  The Sponsor may, under certain circumstances, as a service to Unit holders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (seven calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unit holder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

Trustee Redemption

  Units may also be tendered to the Trustee for redemption at its corporate trust office at 101 Barclay Street, New York, New York 10286, upon proper delivery of Certificates representing such Units and payment of any relevant tax.

                                      B-19
 402192.1

At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

  Certificates representing Units to be redeemed must be delivered to the Trustee and must be properly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in the case of lost, stolen or mutilated Certificates). Thus, redemptions of Units cannot be effected until Certificates representing such Units have been delivered by the person seeking redemption. (See "Certificates.") Unit holders must sign exactly as their names appear on the faces of their Certificates. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following a tender for redemption, or, if such seventh day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

  A Unit holder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Fund. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

  The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unit holders of record as of the business day prior to the evaluation being made. The Trustee may determine the value of the Securities in the Trust in the following manner: if the Securities are listed on a national securities exchange or the NASDAQ national market system, this evaluation is generally based on the closing sale prices on that exchange or that system (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the closing purchase price in the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of

                                      B-20
 402192.1
current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  Units will be redeemed by the Trustee solely in cash for any Unit holder tendering less than 2,500 Units. With respect to redemption requests of at least 2,500 Units, the Sponsor may determine, in its discretion, to direct the Trustee to redeem Units "in kind" even if the Sponsor is then maintaining a secondary market in Units of the Trust. Unit holders redeeming "in kind" will receive an amount and value of Securities per Unit equal to the Redemption Price per Unit determined as of the Evaluation Time next following the date of tender. The distribution "in kind" for redemption of Units will be made by the Trustee for the account of, and for disposition in accordance with the instructions of, the tendering Unit holder. The tendering Unit holder will be entitled to receive whole shares of each of the underlying Securities, plus cash equal to the Unit holder's pro rata share of the cash balance of the Income and Principal Accounts and cash from the Principal Account equal to the fractional shares to which such tendering Unit holder is entitled. The Trustee in connection with implementing the redemption "in kind" procedures described above, may make any adjustments necessary to reflect differences between the Redemption Price of Units and the value of the Securities distributed "in kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to the tendering Unit holder, the Trustee is empowered to sell Securities in the manner discussed below. A Unit holder receiving redemption distributions of Securities "in kind" generally will incur brokerage costs and odd-lot charges in converting Securities so received into cash. The Trustee will assess transfer charges to Unit holders taking Securities "in kind" according to its usual practice.

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. In addition, in implementing the redemption procedures described above, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the "in kind" distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

  A Unit holder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price. There can be no assurance, however, that such a market will exist.


                                EXCHANGE OPTION

  Commencing October 10, 1997, Unit holders of the Trust may exchange their Units for units of certain available series of Glickenhaus Value Portfolios, The Equity Collection (the "Exchange Trusts") subject only to a reduced sales charge of 2.5%.


                                      B-21
 402192.1

  To make an exchange, prospective participants should contact their financial professional to find out what suitable Exchange Trusts are available and to obtain a prospectus. Unit holders may acquire units of only those Exchange Trusts in which the Sponsor is maintaining a market and which are lawfully for sale in the state where they reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. The IRS, however, may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; prospective participants in the exchange option should consult their tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Trust units, participants may pay the difference in cash (not exceeding the price of a single unit acquired).

  As the Sponsor is not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. This exchange option may be amended or terminated at any time without notice.


                              TRUST ADMINISTRATION

Portfolio Supervision

  The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. The Sponsor, however, may direct the disposition of Securities upon the occurrence of certain events, including:

  1.  default in payment of amounts due on any of the Securities;

  2.  institution of certain legal proceedings;

  3. default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; or

  4. decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unit holders.

Upon receipt of such direction from the Sponsor, the Trustee shall proceed to sell the specified Security in accordance with such direction. Such proceeds shall be distributed to Unit holders in accordance with the provisions set forth under "Rights of Unit Holders - Distributions."

  If a default in the payment of amounts due on any Security occurs and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trust Agreement provides that the Trustee, within 30 days of that failure by the Sponsor, may sell the Security.

  The Trust Agreement provides that it is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant

                                      B-22
 402192.1
to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay, amounts owed with respect thereto.

  The Trust Agreement also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units within 90 days subsequent to the initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. Deposits of Additional Securities in the Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship among the shares of each Security in the Trust portfolio at the end of the initial 90-day period.

  With respect to deposits of Additional Securities (or cash or a letter of credit with instructions to purchase Additional Securities), in connection with creating additional Units of the Trust, the Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (2) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

Trust Agreement and Amendment

  The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unit holders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unit holders.

  The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of the holders of Certificates evidencing 662/3% of the Units then outstanding for the purpose of modifying the rights of Unit holders; provided that no such amendment or waiver shall reduce any Unit holder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Certificates. The Trust Agreement may not be amended, without the consent of the holders of all Certificates in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unit holders, in writing, of the substance of any such amendment.

Trust Termination

  The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor,

                                      B-23
 402192.1
terminate the Trust. The Trust may also be terminated at any time with the consent of the holders of 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. The Sponsor will receive brokerage commissions from the Trust in connection with such sales in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Such notice will provide Unit holders with three options by which to receive their pro rata share of the net asset value of the Trust.

                     1. A Unit holder who owns at least 2,500 Units and who so elects by notifying the Trustee prior to the commencement of the Liquidation Period by returning a properly completed election request (to be supplied to Unit holders at least 20 days prior to such date) (see "Summary of Essential Information" in Part A for the date of the commencement of the Liquidation Period) and whose interest in the Trust entitles him to receive at least one share of each underlying Security will have his Units redeemed on commencement of the Liquidation Period by distribution of the Unit holder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unit holders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities.

  A Unit holder may also elect prior to the Mandatory Termination Date by so specifying in a properly completed election request, the following two options with regard to the termination distribution of such Unit holder's interest in the Trust as set forth below:

                     2. to receive in cash such Unit holder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities over a period not to exceed 30 days immediately following the commencement of the Liquidation Period. The Unit holder's Redemption Price per Unit on the settlement date of the last trade of a Security in the Trust will be distributed to such Unit holder within three business days of the settlement of the trade of the last Security to be sold; and/or

                     3. to invest such Unit holder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities over a period not to exceed 30 days immediately following the commencement of the Liquidation Period, in units of any available series of Glickenhaus Value Portfolios, The Equity Collection (the "New Series"). The Units of a New Series will be purchased by the Unit holder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser may be entitled to a reduced sales load of 2.5% upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option will be dependent on the Units of the New Series being qualified for sale in the state in which the Unit holder resides. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit holder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unit holder of units of a New Series such Unit holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

  The Sponsor has agreed to effect the sales of underlying securities for the Trustee in the case of the second and third options over a period not to exceed 30 days immediately following the commencement of the Liquidation Period. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, on each business day during the 30 day period at least a number of shares of each Security which then

                                      B-24
 402192.1
remains in the portfolio (based on the number of shares of each issue in the portfolio) multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 30 day sales period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the 30 day period will be distributed to Unit holders in redemption of such Unit holders' interest in the Trust.

  Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 30 day period immediately following the commencement of the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over a 30 day period as described above is in the best interest of a Unit holder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than 30 days if, in the Sponsor's judgment, such sales are in the best interest of Unit holders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unit holders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

  Unit holders who do not make any election will be deemed to have elected to receive the Redemption Price per Unit in cash (option number 2).

  It should also be noted that Unit holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units for cash or a New Series, but, due to the procedures for investing in the New Series, no cash would be distributed at that time to pay any taxes.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit holders before the Termination Date. All Unit holders will then elect either option 1 or option 2.

  By electing to reinvest in the New Series, the Unit holder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit holders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unit holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creating of a New Series.

  The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.



                                      B-25
 402192.1

The Sponsor

  The Sponsor, Glickenhaus & Co., a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus & Co. acts as a sponsor for successive Series of both the Municipal Insured National Trusts and the Empire State Municipal Exempt Trusts and as investment advisor for the Empire Builder Tax Free Bond Fund. Glickenhaus & Co., in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

Limitations on Liability

  The Sponsor will be under no liability to Unit holders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Resignation

  The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor.

  If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either
(a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

Financial Information

  At September 30, 1995, the total partners' capital of the Sponsor was $146,106,000 (audited).

  The foregoing information with regard to the Sponsor relates to the Sponsor only, and not to any series of Glickenhaus Value Portfolios, Equity Collection. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and their ability to carry out their contractual obligations shown herein. More comprehensive financial information can be obtained upon request from the Sponsor.

The Trustee

  The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286
(800) 431-8001. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust.


                                      B-26
 402192.1

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Certificates in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

Responsibility

  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders."

Resignation

  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unit holders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsor deems it to be in the best interest of the Unit holders, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unit holder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

  Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Evaluation of the Trust

  The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering-Offering Price." The Sponsor and the Unit holders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unit holders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unit holders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                                      B-27
 402192.1

                                 LEGAL OPINIONS


  The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Kroll & Tract LLP, 520 Madison Avenue, New York, New York 10022 have acted as counsel for the Trustee.


                                    AUDITORS

  The Statement of Condition and Portfolio are included herein in reliance upon the report of BDO Seidman, LLP, independent certified public auditors, and upon the authority of said firm as experts in accounting and auditing.


                                      B-28
 402192.1




No person is authorized to give any information or to make any representations not contained in Parts A and B of this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee or the Sponsors. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such
registration does not imply that the Trust or any of  its Units have been guaranteed,           GLICKENHAUS VALUE PORTFOLIOS
sponsored, recommended or approved by the United States or any                                   THE 1996 EQUITY COLLECTION,
state or any agency or officer thereof.                                                                 SERIES III





This Prospectus does not constitute an offer to sell, (Unit Investment Trust) or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to Prospectus make such offer in such state.


                                                                                                  Dated October 10, 1996
                  Table of Contents
Title                                            Page
                                                                                                        Sponsor:
  PART A
Summary of Essential Information..................A-2                                              Glickenhaus & Co.
Independent Auditors' Report......................A-8                                              6 East 43rd Street
Statement of Condition............................A-9                                           New York, New York  10017
Portfolio........................................A-10                                                (212) 953-7532
Underwriting.....................................A-11



  PART B
The Trust.........................................B-1                                                   Trustee:
Risk Considerations...............................B-4
Public Offering...................................B-9                                              The Bank of New York
Rights of Unit Holders...........................B-13                                                101 Barclay Street
Tax Status.......................................B-15                                            New York, New York  10286
Liquidity........................................B-18                                                (800) 431 - 8001
Exchange Option..................................B-21
Trust Administration.............................B-22
Legal Opinions...................................B-27
Auditors.........................................B-27


Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities
Act of 1933, and the Investment Company Act of 1940, and to which reference is made.



 402192.1

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of Glickenhaus & Co. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $5,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:
      The facing sheet on Form S-6.
      The Cross-Reference Sheet.
      The Prospectus consisting of     pages.
      Undertakings.
      Signatures.
      Written consents of the following persons:
             Battle Fowler LLP (included in Exhibit 3.1)
             BDO Seidman, LLP

 The following exhibits:


     *1.1    -- Reference Trust Agreement including certain Amendments to the Trust Indenture and Agreement referred to under Exhibit
                1.1.1 below.

     1.1.1   -- Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                Amendment No. 2 to Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     1.3     -- Form of Selected Dealer Agreement (filed as Exhibit 1.3 to
                Amendment No. 2 to Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).

     1.6    --  Restated Agreement of Limited Partnership of Glickenhaus & Co.
                (filed as Exhibit 1.3 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(a) --  Agreement of Amendment to Restated Agreement of Limited
                Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(b)  -- Certificate of Amendment to Restated Agreement of Limited
                Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(b) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and
                 incorporated herein by reference).

     1.6(c)  --  Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

--------
*    Filed herewith.

                                      II-i
 412321.1

     1.6(d)  -- Agreement of Amendment to Restated Agreement of Limited
                Partnership of Glickenhaus & Co. (filed as Exhibit 1.2(d) to Amendment No. 1 to Form S-6 Registration Statement No. 33-814 of Empire State Municipal Exempt Trust, Guaranteed Series 23 on April 11, 1986, and incorporated herein by reference).

     2.1     --  Form of Certificate (filed as Exhibit 2.1 to Amendment No. 2 to Form S-6 Registration Statement No. 33-64155 on January 24, 1996, and incorporated herein by reference).


     *3.1    --  Opinion of Battle Fowler LLP as to the legality of the securities being registered.


     4.1    --   Information as to Partners of Glickenhaus & Co. (filed as
                 Exhibit 4.1 to Amendment No. 1 to Form S-6 Registration
                 Statement No. 33-26577 of Empire State Municipal Exempt Trust,
                 Guaranteed Series 46 on April 19, 1989, and incorporated herein by reference).

     4.3    --   Affiliations of Sponsor with other investment companies (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6 Registration
                 Statement No. 2-95041 of Municipal Insured National Trust
                 Series 1 on March 21, 1985, and incorporated herein by reference).

     4.4     --  Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
                 (filed as Exhibit 4.7 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     6.0    --   Copies of Powers of Attorney of General Partners of
                 Glickenhaus & Co. (filed as Exhibit 6.0 to Form S-6
                 Registration Number 33-64155 of Glickenhaus Value Portfolios,
                 The 1996 Equity Collection on November 13, 1995, and incorporated herein by reference).


     *27     --   Financial Data Schedule (for EDGAR filing only).
--------
*    Filed herewith.


                                     II-ii
 412321.1

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


     The registrant hereby identifies Glickenhaus Value Portfolios, The 1996 Equity Collection for the purposes of the representations required by Rule 487 and represents the following:


     1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 10th day of October, 1996.

                                   GLICKENHAUS VALUE PORTFOLIOS, THE 1996
                                   EQUITY COLLECTION, SERIES III

                                   By:  GLICKENHAUS & CO.
                                              (Sponsor)

                                   By:    /s/ BRIAN C. LAUX
                                          (Brian C. Laux, Attorney-in-Fact)

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                                  TITLE                        DATE

   ALFRED FEINMAN*                General Partner
     (Alfred Feinman)

 SETH M. GLICKENHAUS*             General Partner,
   (Seth M. Glickenhaus)          Chief Investment Officer

   STEVEN B. GREEN*               Chief Financial Officer
     (Steven B. Green)

*By:   /s/ BRIAN C. LAUX                                       October 10, 1996
      (Brian C. Laux, Attorney-in-Fact)

--------
* Executed copies of Powers of Attorney filed as Exhibit 6.0 to Registration Statement No. 33-64155 on November 13, 1995.

                               CONSENT OF COUNSEL

   The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as Exhibit
3.1 to this Registration Statement.


                        CONSENT OF INDEPENDENT AUDITORS


The Sponsor and Trustee of Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III

   We hereby consent to the use in this Registration Statement No. 333-11767 of our report dated October 10, 1996, relating to the Statement of Condition of Glickenhaus Value Portfolios, The 1996 Equity Collection, Series III and to the reference to our firm under the heading "Auditors" in the Prospectus which is a part of such Registration Statement.


BDO SEIDMAN, LLP




New York, New York
October 10, 1996



                                     II-iv